SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒                                   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐                                      TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 333-116038

Symmetry Medical Inc. 401(k) Plan

(Full title of the plan and the address of the plan if different from that of the issuer named below)

Symmetry Medical Inc.

3724 N. State Road 15

Warsaw, Indiana 46582

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Required Information

The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA and are included in this Report.

Financial Statements and Exhibits	Page Number

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

Signature

Exhibit Index

Exhibit 23.1 — Consent of Independent Registered Certified Public Accountant

Symmetry Medical Inc. 401(k) Plan

EIN 35-1996126  PN 001

Accountants’ Report and Financial Statements

December 31, 2007 and 2006

Symmetry Medical Inc. 401(k) Plan

December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm

Board of Directors, Audit Committee and Plan Administrator

Symmetry Medical Inc. 401(k) Plan

Warsaw, Indiana

We have audited the accompanying statements of net assets available for benefits of Symmetry Medical Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Symmetry Medical Inc. 401(k) Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/BKD, LLP

Fort Wayne, Indiana
June 20, 2008

Federal Employer Identification Number: 44-0160260

Symmetry Medical Inc. 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2007 and 2006

	2007	2006
Assets

Investments	$35,517,715	$30,531,397
Contribution receivables
Participants	169,375	122,987
Symmetry Medical Inc. and subsidiaries	217,324	191,874

Total contribution receivables	386,699	314,861

Total assets	35,904,414	30,846,258

Liabilities

Accrued expenses	8,363	9,169
Excess contribution payable	39,871	22,823

Total liabilities	48,234	31,992

Net Assets Available for Benefits, At Fair Value	35,856,180	30,814,266

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	704	—

Net Assets Available for Benefits	$35,856,884	$30,814,266

See Notes to Financial Statements

Symmetry Medical Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2007 and 2006

	2007	2006
Additions
Investment income
Net appreciation in fair value of investments	$848,145	$1,768,693
Interest	316,280	314,786
Dividends	2,194,103	1,311,574

	3,358,528	3,395,053
Contributions
Symmetry Medical Inc. and subsidiaries	986,329	1,076,019
Participants and rollovers	2,735,045	2,625,759
Merger of Riley 401(k) Plan	804,278	9,094,243

	4,525,652	12,796,021

Total additions	7,884,180	16,191,074

Deductions
Benefits paid directly to participants	2,804,024	1,486,075
Administrative expenses	37,538	37,420

Total deductions	2,841,562	1,523,495

Net Increase	5,042,618	14,667,579

Net Assets Available for Benefits, Beginning of Year	30,814,266	16,146,687

Net Assets Available for Benefits, End of Year	$35,856,884	$30,814,266

See Notes to Financial Statements

Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1:                                      Description of the Plan

The following description of the Symmetry Medical Inc. 401(k) Plan (Plan) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions which is available from the plan administrator.

General

The Plan is a defined contribution plan which provides retirement benefits for substantially all full-time employees of Symmetry Medical Inc. and certain subsidiaries (Company) who have at least three months of service and are age 21 or older and meet other eligibility requirements as defined by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer and contribute an amount up to 25% of their annual compensation, as defined by the Plan, not to exceed certain dollar limitations that are set by law.  Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law.  Participants may also make rollover contributions of amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may contribute a discretionary amount equal to a matching percentage of the participant’s deferred contribution for each payroll period.  Each year, the Company may make discretionary profit sharing contributions in addition to the matching contribution.  The Company may designate as a qualified nonelective contribution to all or any portion of its profit sharing contribution.  Participants must meet certain requirements as defined in the Plan to share the discretionary matching and profit sharing contributions.  These conditions do not apply in the year of a participant’s death, disability or retirement or after normal retirement age.

Additionally, the Plan allows participants to change the amount of their contribution (salary deferral) on a periodic basis and to direct the investment of their funds and contributions on a daily basis.  Currently, a participant may select from several diversified mutual funds offering different investment objectives.  In March 2005, the Plan was amended to allow the common stock of the Company as an investment alternative under the Plan.  Participants may not make an election to allocate more than 20% of their deferrals (contributions) nor to reallocate more than 20% of their account balances to the Company’s stock.

During 2007 and 2006, the Company matched 50% of a participant’s before-tax contributions up to a maximum set by each division.  The Company may also, at its discretion, make additional profit sharing contributions to the Plan in an amount determined by the Company’s Board of Directors.  There were no discretionary contributions in 2007 and 2006.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  Forfeited balances of terminated participants’ nonvested accounts are

Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

used to reduce future Company contributions.  As of December 31, 2007 and 2006, forfeited, nonvested accounts totaled $114,106 and $22,295, respectively.

Participant Loans

Participants may borrow approved amounts from their fund accounts at no less than $1,000 and no greater than (a) 50% of his or her account balance, or (b) $50,000 reduced by the excess, if any, of a participant’s highest outstanding balance of loans during the 12-month period ending on the day before the new loan is made over a participant’s current balance of loans from the Plan and other qualified Plans on the day the new loan is made.  The term of repayment of a loan other than a home loan must not be greater than five years.  The term of repayment of a home loan must not be greater than 15 years.  A loan is secured by the balance in the participant’s vested account and bears interest at a rate commensurate with local prevailing rates as determined by the plan administrator at the time of the loan, which is the prime rate as determined by the Plan’s trustee or its affiliate plus 1% (3.0% to 10.5% at December 31, 2007).  Principal and interest is paid ratably through payroll deductions.  The maximum number of loans that a participant may have at any one time is two.  Should the participant terminate as an employee of the Company, the balance of the outstanding loan (including any accrued interest) becomes due and the participant’s vested account may be used to pay the balance of the outstanding loans.

Vesting

Participants are immediately vested in their contributions, including rollover contributions, and qualified nonelective contributions plus actual earnings thereon.  Vesting in the Company’s matching and profit sharing contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Percentage Vested and Nonforfeitable
1	25%
2	50
3	75
4	100

Payment of Benefits

Upon termination of service or death, disability or retirement, a participant with a vested account balance exceeding $5,000 will receive a lump-sum distribution equal to the vested value of his or her account or periodic (monthly, quarterly or annual) installments over a period of not more than the participant’s or participant and spouse’s assumed life expectancy.  Separated participants with vested account balances not exceeding $1,000 that have not made an election within 60 days will receive lump-sum distributions as soon as administratively feasible.  The Plan also provides for participant loans as described above and certain hardship withdrawals.  Distributions of benefits are

Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

recorded as withdrawals from the Plan and reduction of net assets available for plan benefits in the period paid to the participant.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2:                                      Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Investments

The Plan’s investments are stated at fair value.  Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year end.  The Plan’s interest in collective trusts is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year end.  The participant loans are valued at their outstanding balances, which approximates fair value.

The investment in Symmetry Medical Inc. Common Stock has been unitized and is comprised of cash and Symmetry Medical Inc. Common Stock.  The Plan holds a nominal amount of these units in cash in order to provide liquidity for timely distributions.  At December 31, 2007 and 2006, these units are comprised of 10,634 and 13,098 shares of Symmetry Medical Inc. Common Stock and cash of $7,537 and $7,589.

Purchases and sales of securities are accounted for on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Administrative Expenses

Administrative, recordkeeping and trustee expenses for the Plan are charged to the Plan.  All other administrative expenses are paid by the Company.  Administrative expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Plan Tax Status

The Plan operates under a nonstandardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by Wells Fargo Bank, N.A.  This prototype plan document has been filed with the appropriate agency and has obtained a determination letter from the Internal Revenue Service stating that the prototype constitutes a qualified plan under Section 401 of the Internal Revenue Code and that the related trust was tax exempt as of the financial statement date.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 3:                                      Investments

The Plan’s investments are held by a bank-administered trust fund.  The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value during 2007 and 2006 as follows:

	2007
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year

Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds	$844,300	$31,237,042
Symmetry Medical Inc. common stock units	41,809	192,924
Collective investment funds	(37,964)	2,175,496

	848,145	33,605,462
Investments at Cost Which Approximates Market
Participant loans	—	1,912,253

	$848,145	$35,517,715

	2006
	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year

Investments at Fair Value as Determined by Quoted Prices in an Active Market
Mutual funds	$1,546,519	$26,531,374
Symmetry Medical Inc. common stock units	(54,521)	189,246
Collective investment funds	276,695	2,009,252

	1,768,693	28,729,872
Investments at Cost Which Approximates Market
Participant loans	—	1,801,525

	$1,768,693	$30,531,397

Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

		December 31
		2007	2006

	Janus Balanced Fund	$2,089,369	$1,816,596
	Janus Twenty Fund	5,185,220	3,467,897
	Julius Baer International Equity Fund	3,633,778	2,787,416
	Mosiac Mid Cap Fund	3,198,125	2,846,287
	Participant Loans	1,912,253	1,801,525
	Wells Fargo Advantage Total Return Bond Fund	1,913,716	1,766,820
	Wells Fargo Diversified Equity Fund	2,653,179	2,523,819
	Wells Fargo Growth Equity Fund	2,157,304	2,008,160
	Wells Fargo Advantage Index Fund	3,375,259	3,010,023
	Wells Fargo Russell 2000 Index Fund	1,941,407	2,009,252
*	Wells Fargo Advantage Large Cap Fund	1,661,524	1,609,449
	Wells Fargo Stable Income Fund	—	2,725,601

*  Represents less than 5% of total assets as of December 31, 2007.

Note 4:                                      Related Party Transactions

Certain Plan investment shares of mutual funds are managed by Wells Fargo Bank, N.A., who is the trustee of the Plan.  Transactions in such investments are considered to be party-in-interest investments.  Fees paid to Wells Fargo Bank and affiliates for administrative, recordkeeping and trustee services were $37,538 and $37,420 for the years ended December 31, 2007 and 2006, respectively.

The Company provides certain accounting, recordkeeping and administrative services for which it receives no compensation.

Note 5:                                      Employer Matching

During 2006, the Plan Administrator discovered that employer profit sharing contributions were only contributed to employees with dates of service greater than one year.  The result was participants employed for more than 90 days, but that had not reached their one-year anniversary, were excluded from employer profit sharing contributions for the Plan years ending December 31, 2001 through 2005.  The Plan Sponsor has estimated $150,000 is due to the Plan for participants improperly excluded from the contributions.  This amount is included in contributions receivable from Symmetry Medical Inc. and subsidiaries at December 31, 2007 and 2006.  On January 1,

Symmetry Medical Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

2007, the Plan was amended to change the eligibility for employer profit sharing contributions to a minimum service requirement of one year.

Note 6:                                      Plan Amendments

On January 1, 2007 the Plan was amended to apply a One-Year of Service eligibility requirement to share in any profit sharing contribution.  On January 1, 2006, the Plan was amended to no longer impose an allocation condition for the employer matching contributions.  In addition, the plan was amended to allow in-service withdrawals for participants attaining the age of 59 ½.

Note 7:                                      Plan Mergers

On January 1, 2007, the Plan merged in total assets of $804,278 from the Riley Medical Pension Plan.  On January 1, 2006, the Plan merged in total assets of $9,094,243 from the Jet Engineering 401(k) Plan.

Note 8:                                      Subsequent Events

On January 1, 2008, the Plan was amended and restated for various purposes including adding an automatic enrollment feature.

On April 1, 2008, the Plan merged in the net assets of the Specialty Surgical Instruments 401(k) Retirement Plan of approximately $4,200,000.  On May 1, 2008, the Plan merged in the net assets of the TNCO Employee 401(k) Plan of approximately $3,500,000.

Supplementary Information

Symmetry Medical Inc. 401(k) Plan

EIN 35-1996126  PN 001
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of Issuer		Description of Investment	Current Value

	Mutual Funds
	American Funds New Perspective Fund	35,753.8878 shares	$1,205,264
	Janus Balanced Fund	82,226.2509 shares	2,089,369
	Janus Twenty Fund	69,975.9807 shares	5,185,220
	Julius Baer International Equity Fund	83,267.1299 shares	3,633,778
	Mosaic Mid Cap Fund	248,494.5766 shares	3,198,125
*	Wells Fargo Advantage Total Return Bond Fund	156,221.6812 shares	1,913,716
*	Wells Fargo Diversified Equity Fund	74,969.7391 shares	2,653,179
*	Wells Fargo Growth Equity Fund	91,295.1357 shares	2,157,304
*	Wells Fargo Advantage Index Fund	60,449.3586 shares	3,375,259
*	Wells Fargo Advantage Large Cap Fund	181,191.2579 shares	1,661,524
*	Wells Fargo Outlook Today Fund	19,923.2468 shares	204,014
*	Wells Fargo Outlook 2010 Fund	39,184.8480 shares	505,485
*	Wells Fargo Outlook 2020 Fund	74,832.9682 shares	1,084,330
*	Wells Fargo Outlook 2030 Fund	72,846.4783 shares	1,125,478
*	Wells Fargo Outlook 2040 Fund	64,512.3698 shares	1,134,127
*	Wells Fargo Outlook 2050 Fund	11,255.8776 shares	110,870

			31,237,042
	Common Stock
*	Symmetry Medical Inc.	20,215.4340 shares	192,924

	Collective Investment Funds
*	Wells Fargo Collective Russell 2000 Index Fund	109,560.2210 shares	1,941,407
*	Wells Fargo Collective Stable Return Fund	5,630.2944 shares	234,089

			2,175,496
	Participant Loans	Various loans with interest rates varying from 3.0% to 10.5% due through February 5, 2021	1,912,253

			$35,517,715

*   Party-in-Interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SYMMETRY MEDICAL INC. 401(k) PLAN

Date: June 26, 2008	By:	/s/ SCOTT A. AMSTUTZ
Scott A. Amstutz
Vice President